

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Sent via U.S. mail and facsimile to (813) 223-1956

John Garthwaite
Chief Financial Officer
Florida Bank Group, Inc.
201 N. Franklin Street, Suite 2800
Tampa, FL 33602

> **Re: Florida Bank Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 19, 2011**
> **File No. 000-53813**

Dear Mr. Garthwaite:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note from your Item 4.02 disclosure that your regulators, the Federal Reserve Bank of Atlanta, instructed you to amend and resubmit your call report for the period ended June 30, 2010, and that this regulator-instructed action lead to management's decision to restate your financial statements for the three and six-months ended June 30, 2010 and the three and nine months ended September 30, 2010. Further, we note your disclosure in the press release that the impact of the "very restrictive regulatory environment," which apparently resulted in the termination of your merger with Anderen Financial. Please address the following:
    a. Tell us and revise future filings to disclose whether you have any other formal agreements, either with your regulators or with other entities which

provide oversight, that are likely to result in material impact to your business operations or financial statements.

b. Describe any specific actions, reporting requirements, or other responsibilities you are required to abide by under these agreements, or any informal regulatory agreements which may have a material impact on your business operations or financial statements. Discuss the steps you have taken to date, and provide updated disclosures until all such actions have been satisfactorily concluded.

2. We note from your Item 1.02 disclosure that you agreed to terminate the Agreement and Plan of Merger dated as of July 14, 2010 by and among your Company and Anderen Financial Inc. Please tell us and revise future filings to describe in greater detail the specific reasons this merger was terminated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief